UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

MRI Interventions, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

55347P209

(CUSIP Number)

Mark E. Boulding

Executive Vice President and Chief Legal Officer

PTC Therapeutics, Inc.

100 Corporate Court

South Plainfield, NJ 07080

(908) 222-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 17, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of reporting persons	PTC Therapeutics, Inc.
2.	Check the appropriate box if a member of a group	(a) ☐
		(b) ☐
3.	SEC use only
4.	Source of funds (see instructions)	WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or place of organization	Delaware

Number of shares beneficially owned by each reporting person with:
7.	Sole voting power	1,290,323
8.	Shared voting power	0
9.	Sole dispositive power	1,290,323
10.	Shared dispositive power	0

11.	Aggregate amount beneficially owned by each reporting person	1,290,323
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
13.	Percent of class represented by amount in Row (11)	9.56% (1)
14.	Type of reporting person (see instructions)	CO

(1)	Based on 13,493,662 shares of the Issuer’s common stock calculated based on (i) 11,067,207 shares of the Issuer’s common stock outstanding as of April 30, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 13, 2019, and (ii) 2,426,455 shares of the Issuer’s common stock issued pursuant to a Securities Purchase Agreement dated as of May 9, 2019 among the Issuer and certain accredited investors party thereto, filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 9, 2019.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of MRI Interventions, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 5 Musick, Irvine, California 92618.

Item 2.	Identity and Background.

This Schedule 13D is being filed by PTC Therapeutics, Inc., a Delaware corporation (“PTC”). The principal business address of PTC is 100 Corporate Court, South Plainfield, NJ 07080. PTC is a science-led global biopharmaceutical company focused on the discovery, development and commercialization of clinically-differentiated medicines that provide benefits to patients with rare disorders. During the last five years, PTC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, PTC has not been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of any such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amounts of Funds or Other Consideration.

PTC acquired 1,290,323 shares of Common Stock on May 17, 2019 in connection with the closing of the Issuer’s private placement of 2,426,455 shares of Common Stock at $3.10 per share to certain accredited investors (the “Private Placement”). The Private Placement was effected pursuant to a Securities Purchase Agreement dated as of May 9, 2019 among the Issuer and certain accredited investors party thereto (the “Securities Purchase Agreement”), filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 9, 2019.

The source of funds for the purchases of the Issuer’s securities was working capital of PTC.

Item 4.	Purpose of Transaction.

The information contained in Item 3 above is incorporated herein by reference.

All shares of Common Stock reported acquired by PTC in this Schedule 13D were acquired for the purpose of investment.

The Securities Purchase Agreement provides that, from and after May 17, 2019 and ending on the date that PTC no longer beneficially owns at least 500,000 shares of Common Stock, as adjusted for any stock split, stock dividend, combination or other recapitalization or reclassification (the “Board Rights Termination Date”), PTC shall have the right to designate a director nominee for nomination to the Issuer’s board of directors (the “Board”) and the Issuer shall, as applicable, appoint the director nominee to the Board and include the director nominee in the Issuer’s slate of nominees for stockholders’ meetings at which directors are elected and take all actions necessary or advisable to recommend the director nominee for election to the Board, pursuant to the terms of the Securities Purchase Agreement. On May 9, 2019, Marcio Souza, PTC’s Chief Operating Officer, was appointed to serve as a director of the Issuer, effective as of May 17, 2019, until the Issuer’s 2019 annual meeting of stockholders and until his successor is duly elected and qualified or until his earlier death, resignation, disqualification or removal. In order to accommodate this appointment, the Board has increased the size of the Board from six members to seven members. Additionally, the Issuer has agreed to take any and all actions necessary to include Mr. Souza in the Issuer’s slate of nominees for the election of directors at the Issuer’s 2019 annual stockholders meeting.

The Securities Purchase Agreement also provides PTC with the right to participate in a subsequent financing (as defined in the Securities Purchase Agreement) by the Issuer at any time prior to the later of May 17, 2021 and the date as of which PTC beneficially owns less than 500,000 shares of Common Stock up to an amount of such subsequent financing equal to the greater of such portion of the subsequent financing that is equal to the number of shares of Common Stock deemed to be beneficially owned by PTC immediately prior to the closing of the subsequent financing, divided by the total number of shares of Common Stock outstanding (including any shares of Common Stock issuable upon conversion or exercise of outstanding Common Stock equivalents deemed to be beneficially owned by PTC and included in the numerator) immediately prior to the closing of the subsequent financing or 10.5% of the subsequent financing, pursuant to the terms of the Securities Purchase Agreement.

 In addition, the Securities Purchase Agreement provides PTC with certain registration rights, including the right to require the Issuer to register with the SEC all or a portion of PTC’s registrable securities (as defined in the Securities Purchase Agreement) at any time after the earlier of May 17, 2021 and the Board Rights Termination Date and piggyback rights with respect to registration statements and underwritten offerings of the Issuer, pursuant to the terms of the Securities Purchase Agreement.

PTC from time to time intends to review its investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s shares of Common Stock in particular, as well as other developments and other investment opportunities. Based upon such review, PTC will take such actions in the future as PTC may deem appropriate in light of the circumstances existing from time to time. If PTC believes that further investment in the Issuer is attractive, whether because of the market price of the Common Stock or otherwise, it may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, PTC may determine to dispose of some or all of the shares of Common Stock currently owned by PTC or otherwise acquired by PTC either in the open market or in privately negotiated transactions.

Except as described above, PTC does not currently have any plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)       As of the date of this Schedule 13D, PTC beneficially owned 1,290,323 shares of Common Stock. Based on 13,493,662 shares of the Issuer’s common stock calculated based on (i) 11,067,207 shares of Common Stock outstanding as of April 30, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 13, 2019, and (ii) 2,426,455 shares of Common Stock issued pursuant to the Securities Purchase Agreement, the shares of Common Stock beneficially owned by PTC constitutes 9.56% of the outstanding shares of Common Stock.

(b)       PTC has sole voting power and dispositive power with respect to all shares of Common Stock that it beneficially owns.

(c)       The information contained in Item 3 above is incorporated herein by reference.

(d)       Not applicable.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among PTC and any other person or entities with respect to any securities of the Issuer, except for the following:

The Securities Purchase Agreement entered into by PTC in connection with the Private Placement pursuant to which PTC acquired 1,290,323 shares of Common Stock on May 17, 2019 at $3.10 per share. The Securities Purchase Agreement also provides PTC with the right to participate in a subsequent financing (as defined in the Securities Purchase Agreement) by the Issuer at any time prior to the later of May 17, 2021 and the date as of which PTC beneficially owns less than 500,000 shares of Common Stock in an amount of such subsequent financing equal to up the greater of such portion of the subsequent financing that is equal to the number of shares of Common Stock deemed to be beneficially owned by PTC immediately prior to the closing of the subsequent financing, divided by the total number of shares of Common Stock outstanding (including any shares of Common Stock issuable upon conversion or exercise of outstanding Common Stock equivalents deemed to be beneficially owned by PTC and included in the numerator) immediately prior to the closing of the subsequent financing or 10.5% of the subsequent financing, pursuant to the terms of the Securities Purchase Agreement. In addition, the Securities Purchase Agreement provides PTC with certain registration rights, including the right to require the Issuer to register with the SEC all or a portion of PTC’s registrable securities (as defined in the Securities Purchase Agreement) at any time after the earlier of May 17, 2021 and the Board Rights Termination Date and piggyback rights with respect to registration statements and underwritten offerings of the Issuer, pursuant to the terms of the Securities Purchase Agreement.

The information contained in Items 3 and 4 above are incorporated herein by reference.

The description contained in this Statement on Schedule 13D of the Securities Purchase Agreement is a summary only and is qualified in its entirety by the actual terms of such agreement, which is incorporated herein by this reference. See Item 7 “Material to be Filed as Exhibits.”

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description

10.1	Form of Securities Purchase Agreement dated as of May 9, 2019 by and between MRI Interventions, Inc. and certain accredited investors (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by MRI Interventions, Inc. on May 9, 2019).

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: May 24, 2019	PTC Therapeutics, Inc.

By:	/s/ Mark E. Boulding
Name:	Mark E. Boulding
Title:	Executive Vice President and Chief Legal Officer